EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-126066, 333-132749 and 333-138715 on Form S-8 of our report dated March 14, 2007 (December 12, 2007 as to the effects of the discontinued operations described in Note 19) relating to the consolidated financial statements and financial statement schedule II of Lincoln Educational Services Corporation (which report expressed an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”), and our report dated March 14, 2007 relating to management's assertion on the effectiveness of internal control over financial reporting appearing in the Current Report on Form 8-K of Lincoln Educational Services Corporation for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey

December 12, 2007